Mail Stop 3561

October 10, 2008

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

   Re: **Jpak Group, Inc.**
      Registration Statement on Form S-1/A
      Filed September 29, 2008
      Form 10-K for the period ended June 30, 2008
      Filed September 29, 2008
      Form 10-Q/A for the period ended March 31, 2008
      Filed September 29, 2008
      Form 10-Q/A for the period ended December 31, 2007
      Filed September 29, 2008
      Form 10-Q/A for the period ended September 30, 2007
      Filed September 29, 2008
      File No. 333-147264

Dear Mr. Wang:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

S-1/A

Notes to Consolidated Financial Statements

Note 17 – Supplemental Cash Flow Information, F-13

1.   During the current year we note that you had several non-cash financing
        transactions (i.e. preferred stock issued to settle convertible debt, preferred stock
        dividends, etc.). Please disclose all non-cash transactions in accordance with
        paragraph 32 of SFAS 95.

Note 18 – Earnings per Share, F-14

2.   We note that as of June 30, 2008 you had a net loss applicable to common
        stockholders. Accordingly, it appears that you should not be including the effects
        of your preferred stock or warrants in determining diluted EPS as there effect
        would be anti-dilutive. Please refer to the guidance of paragraph 13 of SFAS 128.
        Please advise or revise. In addition, it appears that net loss applicable to common
        stockholders also occurred during the quarters ended September 30, 2007,
        December 31, 2007 and for the nine months ended March 31, 2008 and should be
        revised accordingly.

Note 19 – Allocation of Proceeds from the Exercise of Series J Warrants, F-14

3.   Considering the Series A Convertible Preferred Stock and Series A and B
        warrants were issued on August 9, 2007 and are still outstanding at June 30, 2008,
        please revise your disclosure to discuss the accounting for the preferred stock
        issued with warrants.

4.   It appears the value of the Series C warrants at December 28, 2007 of $4,208,334
        presented on F-15 is inconsistent with the value of $4,308,750 disclosed on F-17.
        Please clarify or advise.

5.   It appears the value of the Series D warrants at December 28, 2007 of $3,791,667
        presented on F-15 is inconsistent with the value of $3,985,000 disclosed on F-17.
        Please clarify or advise.

Form 10-K for the Period Ended June 30, 2008

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

6.   We note that as of June 30, 2008, you concluded that your disclosure controls and
        procedures were effective. Please tell us how your conclusion that disclosure
        controls and procedures were deficient at March 31, 2008, your material
        deficiencies identified and disclosed in your assessment of your internal controls
        and the restatement of your September 30, 2007, December 31, 2007 and March
        31, 2008 10-Q's impacts the conclusion regarding the effectiveness of your
        disclosure controls and procedures. Please tell us the factors you considered to
        support management's conclusion that disclosure controls and procedures were
        effective or amend your Form 10-K to disclose management's revised conclusion
        on the effectiveness of your disclosure controls and procedures as of the end of
        the fiscal year.

Form 10-Q/A for the Period Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Earnings per Share, page 9

7.   We note that during the three-months ended March 31, 2008, you generated net
        income. Please provide a detailed discussion of how you determined the effect of
        the dilutive securities (convertible preferred stock and warrants) for this period.
        Please refer to the guidance in paragraphs (17) and (26) of SFAS No.128.

Item 4. Controls and Procedures, page 29

8.   We note that as of March 31, 2008, management concluded that disclosure
        controls and procedures were deficient. Please revise your disclosure to state
        whether your disclosure controls and procedures were effective or ineffective in
        accordance with Item 307 of Regulation S-K.

Item 6. Exhibits

9.   As your auditors have provided a review report for the interim financial
        statements, please file an awareness letter in accordance with Item 601(15) of
        Regulation S-K.

Form 10-Q/A for the Period Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 17 – Allocation of Proceeds from the Exercise of Series J Warrants, page 17

10.   It appears that the assumptions utilized, particularly volatility and values assigned
        to the preferred stock and warrants have been restated from the disclosure
        provided in Note 17 of the December 31, 2007 10-Q/A filed on August 5, 2008.
        Please provide the disclosures required by paragraph (25) and (26) of SFAS No.
        154.

Note 18 – Beneficial Conversion Feature of Series A Preferred Shares, page 20

11.   It appears the value assigned to the beneficial conversion feature of the Series B
        Convertible Preferred Stock has been restated from the disclosure provided in
        Note 18 of the December 31, 2007 10-Q/A filed on August 5, 2008. Please
        provide the disclosures required by paragraph (25) and (26) of SFAS No. 154.

Item 6. Exhibits

12.   As your auditors have provided a review report for the interim financial
        statements, please file an awareness letter in accordance with Item 601(15) of
        Regulation S-K.

Form 10-Q/A for the Period Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 16 – Allocation of Proceeds of Convertible Promissory Notes, page 14

13.   It appears that the assumptions utilized, particularly volatility and values assigned
        to the preferred stock and warrants have been restated from the disclosure
        provided in Note 16 of the September 30, 2007 10-Q/A filed on August 5, 2008.
        Please provide the disclosures required by paragraph (25) and (26) of SFAS No.
        154.

Note 17 – Beneficial Conversion Feature of Series A Preferred Shares, page 16

14.   It appears the value assigned to the beneficial conversion feature of the Series A
        Convertible Preferred Stock has been restated from the disclosure provided in
        Note 17 of the September 30, 2007 10-Q/A filed on August 5, 2008. Please
        provide the disclosures required by paragraph (25) and (26) of SFAS No. 154.

Item 6. Exhibits

15.   As your auditors have provided a review report for the interim financial statements, please file an awareness letter in accordance with Item 601(15) of Regulation S-K.

Other Exchange Act Reports

16.   Please revise your other Exchange Act reports, as necessary, to comply with our comments.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact William Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Louis Taubman, Esq.
        Fax: (212) 202-6380